SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange
Act of 1934

Expedia, Inc.
(Name of Subject Company (Issuer))
Expedia, Inc. (Offeror)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))
Common Stock, Par Value $.001 Per Share
(Title of Class of Securities)
30212P105
(CUSIP Number of Class of Securities)
Burke F. Norton, Esq.
Executive Vice President, General Counsel and Secretary
Expedia, Inc.
3150 139th Avenue S.E.
Bellevue, WA 98005
Telephone: (425) 679-7200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
Copy to:
Pamela S. Seymon, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

CALCULATION OF FILING FEE

Transaction Value	Amount of Filing Fee

Not applicable	Not Applicable

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Expedia, Inc. Announces Intention to Repurchase Up to $3.5 Billion of its Common Stock in Tender Offer
     Bellevue, Wash. — Expedia, Inc. (NASDAQ: EXPE) announced today that it intends to repurchase up to 116,666,665 shares of its common stock in a tender offer at a price per share not less than $27.50 and not greater than $30.00. The 116,666,665 shares subject to the tender offer represent approximately 42% of the number of shares of common stock currently outstanding and approximately 38% of the total number of shares of common stock and Class B common stock currently outstanding. The tender offer is expected to commence during the week of June 25, 2007 and to expire, unless extended, during the week of August 6, 2007. A modified “Dutch auction” will allow stockholders to indicate how many shares and at what price within the company’s specified range they wish to tender. Based on the number of shares tendered and the prices specified by the tendering stockholders, the company will determine the lowest price per share within the range at which the company can purchase 116,666,665 shares of its common stock or such lesser number of shares as are properly tendered. The company will not purchase shares below a price stipulated by a stockholder, and in some cases, may actually purchase shares at prices above a stockholder’s indication under the terms of the modified “Dutch auction.” Expedia, Inc.’s directors and executive officers and Liberty Media Corporation have advised the company that they do not intend to tender any shares in the tender offer.
     Specific instructions and a complete explanation of the terms and conditions of the tender offer will be contained in the Offer to Purchase and related materials that Expedia expects will be mailed to stockholders of record beginning the week of June 25, 2007. MacKenzie Partners, Inc. will serve as information agent and The Bank of New York will serve as the depositary. The tender offer will not be contingent upon any minimum number of shares being tendered. However, it will be subject to certain conditions that will be described in the Offer to Purchase, including the receipt of financing.
     “With this action, we couldn’t be clearer that the management and the Board of this company are confident in the value of Expedia and in its long term future,” said Barry Diller, Expedia, Inc.’s Chairman and Senior Executive.
     Expedia, Inc. will announce its second quarter results prior to its purchase of shares pursuant to the offer. The company currently plans to issue its second quarter earnings release on or around August 2, 2007.
     This press release is for informational purposes only and is not an offer to purchase or the solicitation of an offer to sell any shares of the company’s common stock. The solicitation and offer to purchase the company’s common stock will only be made pursuant to the Offer to Purchase and related materials that the company will send to its stockholders. Stockholders should read those materials carefully because they will contain important information, including the various terms and conditions of the tender offer. Stockholders will be able to obtain copies of the Offer to Purchase, related materials filed by the company as part of the statement on Schedule “TO” and other documents filed with the Securities and Exchange Commission (“SEC”) through the SEC’s internet address at http://www.sec.gov without charge when these documents become available. Stockholders and investors may also obtain a copy of these documents, as well as any other documents the company has filed with the SEC, without charge, from the company or at the Investor Relations section of the company’s website: www.expediainc.com. Stockholders are urged to carefully read these materials prior to making any decision with respect to the offer. Stockholders and investors who have questions or need assistance may call MacKenzie Partners, Inc. at 1-800-322-2885 in the United States and Canada, and +1-212-929-5500 for all other countries.

About Expedia, Inc.
     Expedia, Inc. is the world’s leading online travel company, empowering business and leisure travelers with the tools and information they need to easily research, plan, book, and experience travel. Expedia, Inc. also provides wholesale travel to offline retail travel agents. Expedia, Inc.’s portfolio of brands includes: Expedia.com®, hotels.com®, Hotwire®, Expedia® Corporate Travel, TripAdvisor™ and Classic Vacations®. Expedia, Inc.’s companies also operate internationally with sites in Australia, Canada, France, Germany, Italy, Japan, the Netherlands, Norway, Spain, Sweden, the United Kingdom and China, through its investment in eLong™. For more information, visit http://www.expediainc.com (NASDAQ: EXPE).
Forward-Looking Statements
     This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, regarding Expedia, Inc.’s intention to repurchase up to 116,666,665 shares of its common stock. These statements are subject to a variety of risks and uncertainties including the company’s ability to secure financing and consummate the repurchase. Additional cautionary statements regarding other risk factors that could have an effect on the future performance of Expedia, Inc. are contained in its filings with the SEC, including its most recent Annual Report on Form 10-K. Expedia, Inc. undertakes no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
Contacts
MacKenzie Partners, Inc.
United States and Canada: 1-800-322-2885
All other countries: +1-212-929-5500
June 19, 2007
Expedia and Expedia.com are either registered trademarks of Expedia, Inc. in the U.S. and/or other countries. Other logos or product and company names mentioned herein may be the property of their respective owners.